FOR IMMEDIATE RELEASE                                DATE:    JANUARY 26, 1998

                                                       CONTACT:  KEVIN KAVANAUGH
                                                                       PRESIDENT
                                                                   (618)943-2515

                              HBANCORPORATION, INC.
                     ANNOUNCES QUARTERLY FINANCIAL EARNINGS


Lawrenceville, Illinois

HBancorporation, Inc., (the "Company") the holding company for Heritage National Bank, today announced its financial results for the period ended December 31, 1997.

For the quarter ended December 31, 1997, net income was $67,000 compared to $62,000 for the same quarter in 1996, representing an increase of 8.06%. For the six month period ended December 31, 1997, net income was $159,000 compared to $95,000 for the same period in 1996, an increase of 67.37%. The increase is primarily related to lower deposit insurance premiums and professional fees offset by contributions to the ESOP and Restricted Stock Plan "RRP".

Earnings per share are $0.16 for the three months ended December 31, 1997, and $0.37 for the six months ended December 31, 1997.

Net interest income was $263,000 up 1.15% for the three months ended December 31, 1997, compared to $260,000 for the same period in 1996, primarily due to increased loan demand and interest rates. For the six month period ended December 31, 1997, net interest income was $550,000 up 10.89% for the same reasons as stated above.

Noninterest income was $15,000 up 650% for the three months ended December 31, 1997, compared to $2,000 for the same period in 1996. This increase is primarily due to loan fees and fees for issuing travelers' checks and service charges on checking accounts. For the six month period ended December 31, 1997, noninterest income was $21,000, up 950% for the same reasons as stated above. Noninterest expense was $143,000 for the three months ended December 31, 1997, compared to $146,000 for the same period in 1996. This decrease is primarily due to lower deposit insurance premiums and legal fees. Noninterest expenses was $275,000 for the six months ended December 31, 1997, compared to $331,000 for the same period in 1996. The majority of the decrease is due to lower assessment fees of SAIF deposits offset by an increase in general and administrative costs associated with the RRP.

The Company had no non-performing assets at December 31, 1997 and 1996. The allowance for loan losses was $128,000 at December 31, 1997, which represents 0.9% of total loans.

As of December 31, 1997, loans outstanding were $14.3 million compared to $13.5 million at June 30, 1997. The Company made no addition to the allowance for loan losses for the quarter ending December 31, 1997 and recorded a provision of $5,000 for the same period in 1996.

Total assets of HBancorporation, Inc. as of December 31, 1997 were $19.9 million. Stockholders' equity totaled $7.1 million or $17.34 per share at December 31, 1997.

The stock of HBancorporation, Inc. is traded on the OTC electronic Bulletin Board under the symbol HBIN.

A consolidated financial summary follows.



                              HBANCORPORATION, INC.
                             SELECTED FINANCIAL DATA
                                   (UNAUDITED)



                                                                     At                At
                                                                December 31,        June 30,
                                                                    1997              1997
                                                                ------------        --------
                                                                        (In Thousands)
Condensed Consolidated Statements of Financial Condition
Cash and cash equivalents                                      $     2,052      $     1,650
Certificates of deposit with other bank                                 67              165
Loans receivable, net                                               14,333           13,507
Securities available-for-sale                                        2,032            1,098
Securities held-to-maturity                                          1,023            1,024
Other assets                                                           363              358
Deposits                                                            10,666            9,244
Advances from FHLB                                                   1,705                0
Other liabilities                                                      370              275
Stockholders' equity                                                 7,083            8,284



                                                        Three months ended                Six months ended
                                                           December 31,                     December 31,
                                                           ------------                     ------------
                                                        1997           1996             1997            1996
                                                   -------------  --------------    -------------  -------------
                                                          (In Thousands)                   (In Thousands)
Condensed Consolidated Statements of Income
   Total interest income                           $         408  $          376    $         819  $         723
   Total interest expense                                    145             116              269            227
                                                   -------------  --------------    -------------  -------------
         Net interest income                                 263             260              550            496
   Provision for loan losses                                   0               5                0              5
                                                   -------------  --------------    -------------  -------------
         Net interest income after provision
           for loan losses                                   263             255              550            491
                                                   -------------  --------------    -------------  -------------
   Noninterest income                                         15               2               21              2
   Federal deposit premium                                     5               9               10             81
   Other noninterest expense                                 138             137              265            250
                                                   -------------  --------------    -------------  -------------
         Income before income taxes                          135             111              296            162
   Income tax expense (benefit)                               68              49              137             67
                                                   -------------  --------------    -------------  -------------
Net income (loss)                                  $          67  $           62    $         159  $          95
                                                   =============  ==============    =============  =============

Net income per share                               $        0.16  $         0.14    $        0.37  $        0.21
                                                   =============  ==============    =============  =============
